**SÃO PAULO ALPARGATAS S.A.**



São Paulo, April 27th, 2004



U.S. Securities and Exchange Commission
Office of International Corporate Finance
Mail Stop 3-2
450 5th Street, N.W.
Washington, DC - 20549
USA



Ref.: São Paulo Alpargatas S.A.
File: 82-3692

In order to comply with Rule 12g3-2 (b)(1)(i) we are furnishing to the Commission translations of the information São Paulo Alpargatas S.A. filed both with CVM - Comissão de Valores Mobiliários ( Brazilian Securities and Exchange Commission) and Bovespa - São Paulo Stock Exchange, and distributed to its shareholders, in April, 2004:

- 2003 Annual and Social Reports
- Minutes of the General and Special Shareholders' Meetings held on March 26, 2004
- Summary of the Minutes of the Board of Directors' Meeting held on March 26, 2004

Sincerely



José Sálvio Moraes
Investor Relations Manager
(55 11) 3847-7672
jsalvio@alpargatas.com.br

5/4

*LUCIMAR LIMA DE MENEZES*
**Tradutora Pública e Intérprete Comercial**
**Idioma Inglês**

Av. Diógenes Ribeiro de Lima, 2811/Bloco I - Alto de Pinheiros
05458-002 - São Paulo - SP - Fone: 3022-8905
Matricula na JUCESP Nº 1198 - R.G. 9.782.689 - CPF. 008.038.288-61 - CCM 2.861.698-7

RECEIVED
2004 MAY -3 A 9:2
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Tradução/Versão Nº **073/04** Livro Nº **1** Fls. **208**

As a SWORN TRANSLATOR, I CERTIFY and attest to the fact that, on this date, a document in the Portuguese language was presented to me with the following identification: **MINUTES OF MEETING** [certified copy], which I will translate into English as follows:

[Logo] **SÃO PAULO ALPARGATAS S.A.**
Enrolled with the National Corporate
Taxpayer Register/Ministry of Finance ("CNPJ")
under number 61.079.117/0001-05
Company Register No. 35 3000 25 270
A publicly held company

**Minutes of the General and Special Meetings Successively Held on March 26, 2004**

**I. PLACE, DATE AND TIME:** These meetings were successively held at the Company´s head offices, at Rua Urussuí, 300, in the City of São Paulo, State of São Paulo, on March, 26, 2004 at 9:00a.m.

**II. PUBLICATIONS, AS REQUIRED BY THE PREVAILING LAW:** **a)** A notice of the Meeting was published in the State Daily Gazette and in the newspaper "Valor Econômico" in their issues of February 18, 19 and 20, 2004; **b)** the Company´s Annual Report, Balance Sheet, Financial Statements and Independent Auditors´ Opinion for the corporate year ended on December 31$^{st}$, 2003 were published in the State Daily Gazette and the newspaper "Valor Econômico", in their issues of February 18, 2004.

**III. QUORUM FOR THE MEETING:** The quorum for this meeting consisted of a number of shareholders representing a quorum higher than the one legally required to settle General Meetings on a First Notice.

**IV. BOARD:** ***Chairman***: Mr. Fernando Tigre de Barros Rodrigues; ***Secretary***: Mr. Bruno Machado Ferla. Also present at the meeting were Mr. Márcio Luiz Simões

LUCIMAR LIMA DE MENEZES TRADUTORA PÚBLICA E INTÉRPRETE COMERCIAL

Utsch, Company's CEO, Mr. Wander Rodrigues Teles, Accountant, enrolled with the Regional Board of Accountants ("CRC") under number IDF005919/S-0 "S" SP 002511, representing the audit firm "Price Waterhouse Coopers Auditores Independentes", Mr. Francisco Cespede, Management/ Finance and Investor Relations Officer, and the Audit Committee members, Messrs. René Topfstedt, Antonio Carlos da Silva, Eduardo Grande Bittencourt, Fernando Dias Gomes and Fernando Decnop Mezentier.

**V. AGENDA:** **General Shareholders Meeting**: 1st. The Company´s Annual Report, Financial Statements and Independent Auditors´ Opinion for the corporate year ended on December 31st, 2003 were appreciated, discussed and voted. 2nd. An application for the remaining balance of the net income for the period ended on December 31st, 2003 and the Capital Budget for 2004 were approved, by a motion presented by the Board of Directors. Furthermore, distribution of interests on Company's own capital and dividends was ratified, as approved by the Board of Directors upon acceptance by the General Meeting. 3rd. The members of the Audit Committee were elected. 4th. The managers´ total annual fees were determined. **Special Shareholders Meeting**: ***Sole Item of the Agenda.*** The Company's capital stock had an increment of R$20,105,949.40 originated from the capitalization of reserve for investments referring to year 1998.

**VI. RESOLUTIONS:** At first, the shareholders confirmed that they were familiar with the documents legally required for this meeting, to wit: the Agenda, the Annual Report, the Balance Sheet and other Financial Statements, the Independent Auditors´ Report and the Board of Directors´ Motion included in the Minutes of the Board of Directors´ Meeting held on February 12, 2004. After the motions were presented and the issues in the Agenda and the Board of Directors´ motion related to the General and the Special Shareholders Meeting were discussed, the following resolutions were adopted: **General Shareholders Meeting:** ***1st. Item of the Agenda***: The Company´s Annual Report, Balance

**_LUCIMAR LIMA DE MENEZES_**
**Tradutora Pública e Intérprete Comercial**
**Idioma Inglês**

Av. Diógenes Ribeiro de Lima, 2811/Bloco I - Alto de Pinheiros
05458-002 - São Paulo - SP - Fone: 3022-8905
Matricula na JUCESP Nº 1198 - R.G. 9.782.689 - CPF. 008.038.288-61 - CCM 2.861.698-7



Sheet and Financial Statements for the year ended on December 31st, 2003 were approved by the attending shareholders, excluding the legally incapable ones, and therefore the actions carried out by the managers were ratified. ***2nd Item of the Agenda***: An application of the remaining balance of the net income for the period ended on December 31st, 2003 was approved as entered on the Financial Statements by a motion presented by the Board of Directors. Furthermore, dividend distribution and payment of interests on Company's own capital were ratified, as approved by the Board of Directors upon acceptance by the General Shareholders Meeting held on August 1st, 2003, December 12, 2003 and February 12, 2004. Therefore, the following application for the Company´s net income in 2003 was expressly approved: **(i)** four million, ninety-seven thousand, six hundred and twelve reais and five centavos (R$ 4,097,612.05) were allocated as legal reserve; **(ii)** twenty-five million, nine hundred and ninety-two thousand, five hundred and forty-three reais and sixteen centavos (R$25,992,543.16) were allocated to the distribution of interests on Company's own capital, in the unit values of thirteen reais and twenty-eight centavos (R$13.28) per a lot of 1,000 common shares, and fourteen reais and sixty centavos (R$14.60) per a lot of 1,000 preferred shares. These interests on Company's own capital originate from the Surplus account for the year 2003, with tax withheld as provided for in the prevailing law, comprising the total amount of one billion, nine hundred and fifty million, two hundred and fifty-one thousand and two hundred and thirty-six (1,950,251,236) registered shares without certificates representing the capital stock, except for the eighty-six million, six hundred and sixty-eight thousand, eight hundred and forty-seven (86,668,847) preferred shares which were held as treasury shares. The first payment in the amount of two million, nine hundred and ninety-two thousand, six hundred and forty reais and seventy-four centavos (R$2,992,640.74) was made on October 6, 2003, to the

LUCIMAR LIMA DE MENEZES TRADUTORA PÚBLICA INTERPRETE COMERCIAL

shareholders subscribed on August 14, 2003; and the second payment in the amount of twenty-two million, nine hundred and ninety-nine thousand, nine hundred and two reais and forty-two centavos (R$22,999,902.42) shall be made on April 5, 2004, to the shareholders subscribed on December 29, 2003; **(iii)** one million, two hundred and fifty-six thousand, seven hundred and forty-six reais and forty-eight centavos (R$1,256,746.48) shall be allocated to dividend distribution in the amount of six hundred and forty-two centavos of reais (R$0.642) per a lot of 1,000 common shares and seven hundred and six centavos of reais (R$0.706) per a lot of 1,000 preferred shares. The referred dividends originate from the surplus account for year 2003, without any withholding tax, as provided for by the prevailing law, comprising the total amount of one billion, nine hundred and fifty million, two hundred and fifty-one thousand and two hundred and thirty-six (1,950,251,236) registered shares without certificates representing the capital stock, except for the eighty-six million, six hundred and sixty-eight thousand, eight hundred and forty-seven (86,668,847) preferred shares which were held as treasury shares. These dividends shall be paid on April 5, 2004, to the shareholders subscribed on February 26, 2004, and the shares shall be traded "*ex-dividend*" as from February 27, 2004; and **(iv)** the balance of fifty million, six hundred and five thousand, three hundred and thirty-nine reais and seventy-eight centavos (R$50,605,339.78) shall be allocated to the "Surplus Reserve" account to support new investments of the Company, based on the Capital Budget, and also as an addition to the Company´s working capital. The Capital Budget for year 2004 in the amount of forty-six million, four hundred and forty-nine thousand, eight hundred and fifty-seven reais (R$46,449,857.00) was also discussed and approved unanimously by the shareholders. ***3rd Item of the Agenda***: The Board of Directors presented a motion to the shareholders for the election of the Audit

LUCIMAR LIMA DE MENEZES TRADUTORA PÚBLICA INTERPRETE COMERCIAL

Committee, which shall be comprised of five incumbent members and five alternave members. The subject was discussed and approved by the attending shareholders, who then elected those members, as provided for in the prevailing law. Members representing holders of preferred shares elected, as an incumbent member of the Audit Committee, Mr. **Eduardo Grande Bittencourt**, Brazilian, accountant, enrolled with the Regional Board of Accountants, Rio Grande do Sul Chapter ("CRC-RS"), under number 14.792, holder of Individual Taxpayer Card ("CPF/MF") no. 033.702.400-06, resident in the City of Porto Alegre, State of Rio Grande do Sul, and Mr. **Egon Handel**, Brazilian, teacher and accountant, enrolled with the Regional Board of Accountants, Rio Grande do Sul Chapter ("CRC-RS"), under number 13.745, holder of Individual Taxpayer Card ("CPF/MF") no. 029.279.850-49, resident in the City of Porto Alegre, State of Rio Grande do Sul, as an alternate member, both of them with offices in Porto Alegre, Rio Grande do Sul, at Rua dos Andradas, 153, conjunto 81. The minority shareholders holding common shares elected, as an incumbent member of the Audit Committee Mr. **Helio José Schwarz**, Brazilian, married, bank clerk and economist, holder of Identity Card ("RG") no. 101.408.847, SSP-RJ, holder of Individual Taxpayer Card ("CPF/MF") 114.397.349-68, resident and domiciled at Rua Senador Machado no. 180, apt. 301B, in the city of Mucuripe, State of Ceará, and as his alternate member Mr. **Dagildo de Jesus Rodrigues**, Brazilian, married, bank clerk and economist, holder of Identity Card ("RG") no. 66.798, SSP-MA, holder of Individual Taxpayer ("CPF/MG") no. 231.061.315-15, resident and domiciled at Rua Cel. Quirino no. 320, apt. 74, in the city of Campinas, State of São Paulo. The controlling shareholders elected the following Audit Committee incumbent and alternate members: Mr. **René Topfstedt**, Brazilian, married, economist, holder of Identity Card ("RG") no. 4.451.552 - SSP/SP, and Individual Taxpayer Card ("CPF/MF") no. 039.339.208-25, resident in the town of Santana de Parnaíba, State of São Paulo, at Rua

das Rosas, no. 38, and Mr. **Gueber Lopes**, Brazilian, married, engineer, holder of Identity Card ("RG") no. M-5.231.812 SSP-MG, and Individual Taxpayer Card ("CPF/MF") no. 805.848.298-68, with offices in the City of São Paulo, State of São Paulo, at Rua Funchal, 160; Mr. **Fernando Dias Gomes**, Portuguese, married, administrator, holder of Identity Card ("RNE-W") 573.631-0, and Individual Taxpayer Card ("CPF/MG") no. 253.646.188-20, with offices in the City of São Paulo, State of São Paulo, at Rua Funchal, 160, and Mr. **Manoel Bernardes Magalhães Paes de Barros**, Brazilian, married, lawyer, holder of Identity Card ("RG") no. 4.647.351 SSP/SP, and Individual Taxpayer Card ("CPF/MF") no. 591.314.548-87, with offices in the City of São Paulo, State of São Paulo, at Rua Funchal, 160, as his alternate; and also Mr. **Antônio Carlos da Silva**, Brazilian, married, accountant, holder of Identity Card ("RG") no. 4.171.358-8 SSP/SP, and Individual Taxpayer Card ("CPF/MF") no. 027.249.878-53, resident in the City of São Paulo, State of São Paulo, at Rua Bartira, 221, apt. 91, and Mrs. **Sumiko Jinno Tashiro**, Brazilian, married, economist, holder of Identity Card ("RG") no. 3.528.251-4 SSP/SP, and Individual Taxpayer Card ("CPF/MF") no. 107.353.728-53, resident in the City of São Paulo, State of São Paulo, at Rua Capote Valente, 127, apt. 61, in the city of São Paulo, State of São Paulo. The fees for the Audit Committee´s members were determined as the minimum fees provided for in Act 6404/76, Section 162, Paragraph 3. ***4th. Item of the Agenda***: The shareholders established the amount of R$5,900,000.00 (five million and nine hundred thousand reais) to correspond to the managers' annual fees for year 2004, including the benefits and agent fees, as provided for by the current writing of the Section 152, Act no. 6.404/76, with the amendments of Act no. 9.457/97. **Special Shareholders Meeting**: ***Sole Item in the Agenda***: An increment in Company's capital stock was approved from two hundred and seventy-three million, five hundred and nine thousand, five hundred

LUCIMAR LIMA DE MENEZES TRADUTORA PÚBLICA INTERPRETE COMERCIAL

and thirty-three reais (R$273,509,533.00) to two hundred and ninety-three million, six hundred and fifteen thousand, four hundred and eighty-two reais and forty centavos (R$293,615,482.40), with no changes in the amount of shares representing Company's capital stock, which resulted from the capitalization of the portion assigned as a reserve for investments referring to year 1998, corresponding to a total of twenty million, one hundred and five thousand, nine hundred and forty-nine reais and forty centavos (R$20,105,949.40).

**VII. QUORUM FOR THE RESOLUTIONS:** All resolutions reflected herein were approved by the attending shareholders holding common and preferred shares, under the quorum of shareholders determined for each resolution.

**VIII. CLOSING:** There being no further questions to be discussed, the floor was offered to anyone willing to speak. As no one came forward to use the floor, the meeting was adjourned for the drawing up of these minutes. After being approved, these minutes were executed by all the attending shareholders, it being certain that these minutes were approved for publication without the shareholders´ signatures.

São Paulo, March 26, 2004

Fernando Tigre de Barros Rodrigues
Chairman of the Board of Directors

LUCIMAR LIMA DE MENEZES TRADUTORA PÚBLICA INTERPRETE COMERCIAL

**_LUCIMAR LIMA DE MENEZES_**
**Tradutora Pública e Intérprete Comercial**
**Idioma Inglês**

Av. Diógenes Ribeiro de Lima, 2811/Bloco I - Alto de Pinheiros
05458-002 - São Paulo - SP - Fone: 3022-8905
Matricula na JUCESP Nº 1198 - R.G. 9.782.689 - CPF. 008.038.288-61 - CCM 2.861.698-7

Tradução/Versão Nº **073/04** Livro Nº **1** Fls. **215**

NOTHING FURTHER was included in the document above, which I am returning with this translation typed in eight (8) pages, which I read, verified, and fully and publicly sign.

São Paulo, April 8, 2004.

Lucimar Lima de Menezes

Receipt no.: 40
Fees: R$399,00

LUCIMAR LIMA DE MENEZES TRADUTORA PÚBLICA INTERPRETE COMERCIAL

*LUCIMAR LIMA DE MENEZES*
**Tradutora Pública e Intérprete Comercial**
**Idioma Inglês**

Av. Diógenes Ribeiro de Lima, 2811/Bloco I - Alto de Pinheiros
05458-002 - São Paulo - SP - Fone: 3022-8905
Matricula na JUCESP Nº 1198 - R.G. 9.782.689 - CPF. 008.038.288-61 - CCM 2.861.698-7

Tradução/Versão Nº **074/04** Livro Nº **1** Fls. **216**

As a SWORN TRANSLATOR, I CERTIFY and attest to the fact that, on this date, a document in the Portuguese language was presented to me with the following identification: **SUMMARY OF MINUTES OF MEETING** [certified copy], which I will translate into English as follows:

[Logo] **SÃO PAULO ALPARGATAS S.A.**
Enrolled with the National Corporate
Taxpayer Register/Ministry of Finance ("CNPJ")
under number 61.079.117/0001-05
Company Register No. 35 3000 25 270
A publicly held Company

**SUMMARY OF THE MINUTES OF THE BOARD OF DIRECTORS' MEETING HELD ON MARCH 26, 2004 AT 10:30 A.M.**

The following is a summary of the minutes of the above mentioned Board of Directors' Meeting held at Company's head offices at Rua Urussuí no. 300, in the city of São Paulo, State of São Paulo, attended by the following incumbent members: Fernando Tigre de Barros Rodrigues, José Edison Barros Franco, Otto Werner Nolte, Paulo de Tarso de Camargo Opice and Eleazar de Carvalho Filho, and the following alternate members: Francisco Silvério Morales Cespede, Mauro Martin Costa, Luis Alberto Figueiredo de Sousa, Edy Luiz Kogut and Lênin Florentino de Faria, which covered several matters, including the following item:
**ELECTION OF THE BOARD OF DIRECTORS**: By a motion presented by the Chairman of the Board of Directors, the following members were unanimously elected as Officers of São Paulo Alpargatas S.A., to serve as from this date, on which they shall be vested into their respective offices, upon execution of the corresponding inauguration instruments, until the new members are duly inaugurated, after being elected by this Board of Directors at the General Shareholders' Meeting of 2005. The officers appointed as provided for in Section 9 of the Company's Bylaws are: ***Chief Executive Officer*: Márcio Luiz Simões Utsch**, Brazilian, married, business administrator, resident in the City of São Paulo, State of São Paulo, holder of Identity Card "RG" no. 1.167.351 SSP/MG, and Individual

LUCIMAR LIMA DE MENEZES TRADUTORA PÚBLICA INTERPRETE COMERCIAL

**LUCIMAR LIMA DE MENEZES**
**Tradutora Pública e Intérprete Comercial**
**Idioma Inglês**

Av. Diógenes Ribeiro de Lima, 2811/Bloco I - Alto de Pinheiros
05458-002 - São Paulo - SP - Fone: 3022-8905
Matricula na JUCESP Nº 1198 - R.G. 9.782.689 - CPF. 008.038.288-61 - CCM 2.861.698-7



Taxpayer Identity Card ("CPF/MF") no. 220.418.776-34; ***Director of Management and Finance, and Director of Relations with Investors:*** **Francisco Silvério Morales Cespede,** Brazilian, married, business administrator, resident in the City of São Paulo, State of São Paulo, holder of Identity Card "RG" no. 3.895.216 SSP-SP, and Individual Taxpayer Identity Card ("CPF/MF") no. 049.049.078-68; ***Director of Human Resources***: **Arnaldo Inocêncio de Mello Franco,** Brazilian, divorced, lawyer, holder of Identity Card "RG" no. 3.755.611-3, and Individual Taxpayer Identity Card ("CPF/MF") no. 129.228.628-87; ***Business Director***: **Paulo Pereira Lalli,** Brazilian, married, engineer, resident in the City of São José dos Campos, State of São Paulo, holder of Identity Card "RG" no. 1.192.753 SSP/SP, and Individual Taxpayer Identity Card ("CPF/MF") no. 005.311.718-25; ***Business Director***: **Walter Jesus da Silva Filho**, Brazilian, married, business administrator, holder of Identity Card "RG" no. 10.832.750 SSP/SP, and Individual Taxpayer Identity Card ("CPF/MF") no. 902.728.208-06, all of them with offices at Rua Urussuí no. 300, also in the City of São Paulo, State of São Paulo. I hereby certify that this summary is a part of the minutes drawn up in the appropriate book.

São Paulo, March 31, 2004

Fernando Tigre de Barros Rodrigues
Chairman of the Board of Directors

NOTHING FURTHER was included in the document above, which I am returning with this translation typed in two (2) pages, which I read, verified, and fully and publicly sign.

São Paulo, April 8, 2004.

Lucimar Lima de Menezes

Receipt no.: 40
Fees: R$105,00

LUCIMAR LIMA DE MENEZES
TRADUTORA PÚBLICA
INTERPRETE COMERCIAL